SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
with
Ziegler Capital Management, LLC

Series of Trust for Advised Portfolios	Annual Fee Rate as a Percentage of Average Daily Net Assets	Effective Date
Ziegler Senior Floating Rate Fund	0.65%	July 16, 2020
Ziegler Piermont Small Cap Value Fund	0.75%	July 16, 2020
Ziegler FAMCO Hedged Equity Fund	0.78%	December 21, 2020

Accepted by:

TRUST FOR ADVISED PORTFOLIOS	ZIEGLER CAPITAL MANAGEMENT, LLC
By: /s/ Christopher K. Kashmerick	By: /s/ Scott A. Roberts
Name: Christopher E. Kashmerick	Name: Scott A. Robert
Title: President	Title: Chief Executive Officer
Date: 11/23/2020	Date: 11/23/2020